Exhibit A

Sapiens Signs a Major Deal with a Leading US Financial Institution

Sapiens’ solution will innovate the Business Decision Management System

Cary, NC – February 18, 2011 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today that it has been selected by one of the largest financial institutions in the US to build the operating platform to manage business decisions.

Sapiens is looking to expand this offering to additional large financial institutions, in North America and Europe, leveraging its global market reach.

Sapiens provides a solution that improves the decision management process, allows control by the business users, improves time to market, and provides stakeholders with full transparency.  The solution will help the company reduce its risk in a difficult market.  Sapiens’ proven track record with delivering complex solutions to large organizations will contribute to this success.

 Leveraging Sapiens’ innovative architecture, and, in line with The Decision Model, Sapiens will now offer a unique product globally to be certified Business Decision Maturity Model (BDMM) level 4. This is expected to result in increasing efficiency and consistency of the entire decision making process across the enterprise, and result in the ability to deploy business logic directly into business systems without the need for coding.

Roni Al-Dor, President and CEO of Sapiens International Corporation commented, “Being recognized and chosen by such a prestigious organization confirms the intrinsic value of Sapiens.  We enable our customers to rapidly evolve in response to today’s hyper-competitive marketplace and changing regulatory landscape.”

About Sapiens International
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance and financial industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit http://www.sapiens.com.

For More Information

Roni Giladi, CFO
Sapiens International
Tel: +972-8-938-2721
IR@sapiens.com

Osnat Segev-Harel, CMO
Sapiens International
Tel: +972-8-938-2721
INFO@sapiens.com